SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 13, 2013

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 13, 2013 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, May 9, 2013

To the

Buenos Aires Stock Exchange

____________________________

Re.: Art. 23. Appointment of General Director for MetroGAS S.A.

Dear Sirs,

Please be hereby advised that the MetroGAS Board of Directors` meeting held today has accepted Mr. Andrés Cordero`s resignation as the Company`s General Director.

During the same meeting, Mr. Marcelo Adrián Nuñez was appointed as his replacement to cover the position of Full Director of MetroGAS S.A. as of today.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations